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                                                                    EXHIBIT 2(B)

                                BY-LAW AMENDMENT

                           adopted September 28, 1998

SECTION 11.3 EXPENSES OF DEFENSE. In defense of any action, suit or proceeding referred to in Section 11.1 or 11.2 or in defense of any claim, issue, or matter therein, a Trustee or officer of the Trust who reasonably believed his or her action or inaction to be in the best interests of the Trust shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith, subject to the requirements of Section 11.4.